================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 -------------
                              BEAUTICONTROL, INC.
                       (Name of Subject Company (Issuer))

                             B-C MERGER CORPORATION
                             TUPPERWARE CORPORATION
                      (Names of Filing Persons (Offerors))
                                 -------------
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                 -------------

                                   074655101
                     (CUSIP Number of Class of Securities)
                                 -------------

                                Thomas M. Roehlk
              Senior Vice President, General Counsel and Secretary
                             Tupperware Corporation
                          14901 S. Orange Blossom Tr.
                               Orlando, FL 32837
                           Telephone: (407) 826-5050

                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                    Copy to:
                               Steven Sutherland
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

                           CALCULATION OF FILING FEE
Transaction Valuation*:   $62,083,336         Amount of Filing Fee:   $12,417
----------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.10 per share, of BeautiControl, Inc. (the "Company Common Stock") at a price per share of Company Common Stock of $7.00 in cash. This calculation assumes that all options to purchase shares of Common Stock have been exercised and the purchase of all shares of Common Stock issued in connection with such exercise. As of September 11, 2000, there were approximately 7,231,448 shares of Company Common Stock outstanding and approximately 1,637,600 shares of Company Common Stock subject to outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:    Not applicable     Filing Party:  Not applicable
     Form or registration No.:  Not applicable     Date Filed:    Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]     third-party tender offer subject to Rule 14d-1.
     [ ]     issuer tender offer subject to Rule 13e-4.
     [ ]     going-private transaction subject to Rule 13e-3.
     [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by B-C Merger Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tupperware Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of BeautiControl, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(C) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is BeautiControl, Inc. The Company's executive offices are located at 2121 Midway, Carrollton, TX 75006. The telephone number of the principal executive offices is: 972-458-0601.

     (b) The class of securities to which this statement relates is the common stock of the Company, par value $.10 per share, of which 7,231,448 shares were issued and outstanding as of September 11, 2000.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Parent and Purchaser. The information set forth in Section 9 ("Certain Information Concerning Tupperware Corporation and Purchaser") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in Section 9 ("Certain Information Concerning Tupperware Corporation and Purchaser") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in Section 9 ("Certain Information Concerning Tupperware Corporation and Purchaser") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to

Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in Section 10 ("Background of the Offer; Contacts with BeautiControl") is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser, Parent, or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth under "Introduction," Section 10 ("Background of the Offer; Contacts with BeautiControl") and Section 11 ("Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl") is incorporated herein by reference. Except as set forth under "Introduction," Section 10 ("Background of the Offer; Contacts with BeautiControl") and Section 11 ("Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl") in the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed under this Item 5(b) between any of the Purchaser, Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of the assets of the Company.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The information set forth under "Introduction", Section 1 ("Terms of the Offer"), Section 6 ("Price Range of the Shares; Dividends"), Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations"); Section 8 ("Certain Information Concerning BeautiControl"), Section 9 ("Certain Information Concerning B-C Merger Corporation and Tupperware Corporation"), Section 10 ("Background of the Offer; Contacts with BeautiControl"), Section 11 ("Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; The Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BeautiControl") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth under Section 12 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth under Section 9 ("Certain Information Concerning Tupperware and Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under Section 9 ("Certain Information Concerning Tupperware and Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth under "Introduction", Section 10 ("Background of the Offer; Contacts with BeautiControl") and Section 16 ("Fees and Expenses") in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 15 ("Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)(1)(A)           Offer to Purchase dated September 20, 2000.

     (a)(1)(B)           Letter of Transmittal.

     (a)(1)(C)           Notice of Guaranteed Delivery.

     (a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G)           Form of Summary Advertisement as published on September
                         20, 2000.

     (a)(1)(H)           Text of press release issued by Parent dated September
                         20, 2000.

     (b)                 None.

     (d)(1) Agreement and Plan of Merger dated as of September 13, 2000, by and among Tupperware, B-C Merger Corporation and BeautiControl.

     (d)(2)              Form of Employment Agreement - Richard W. Heath

     (d)(3)              Form of Employment Agreement - Jinger L. Heath

     (d)(4)              Form of Stockholder Agreement

     (d)(5) Confidentiality Agreement between Tupperware and BeautiControl dated as of August 18, 2000.

     (d)(6)              Confidentiality Agreement between Tupperware and
                         BeautiControl

     (g)                 None.

     (h)                 None.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TUPPERWARE CORPORATION

                                   By:   Thomas M. Roehlk
                                       -------------------------
                                   Name: Thomas M. Roehlk
                                   Title: Senior Vice President, General Counsel and Secretary

                                   B-C MERGER CORPORATION

                                  By:    Thomas M. Roehlk
                                      ---------------------------
                                  Name:  Thomas M. Roehlk
                                  Title: Secretary


Date: September 20, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)(A)         Offer to Purchase dated September 20, 2000.

(a)(1)(B)         Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D)         Letter from the Dealer Manager to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Nominees.

(a)(1)(E)         Letter to clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)         Form of Summary Advertisement as published on September 20,
                  2000.

(a)(1)(H) Text of press release issued by Parent dated September 20, 2000.

(b)               None.

(d)(1) Agreement and Plan of Merger dated as of September 13, 2000, by and among Tupperware, B-C Merger Corporation and BeautiControl.

(d)(2)            Form of Employment Agreement - Richard W. Heath

(d)(3)            Form of Employment Agreement - Jinger L. Heath

(d)(4)            Form of Stockholder Agreement

(d)(5) Confidentiality Agreement between Tupperware and BeautiControl dated as of August 18, 2000.

(d)(6)            Confidentiality Agreement between Tupperware and
                  BeautiControl.

(g)               None.

(h)               None.